UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM N-8F
Application for Deregistration of Certain Registered Investment Companies.

I. General Identifying Information
1. Reason fund is applying to deregister (check only one; for descriptions, see Instruction I above):
[] Merger
[X] Liquidation
[ ] Abandonment of Registration (Note: Abandonments of Registration answer only questions 1 through 15,24 and 25 of this form and complete verification at the end of the form.)
[ ] Election of status as a Business Development Company (Note: Business Development Companies answer only questions I through 10 of this form and complete verification at the end of the form.)
2.	Name of fund:
Chou America Mutual Funds (“Trust”)
3.	Securities and Exchange Commission File No.:
811- 22394
4.	Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?
[X] Initial Application [] Amendment
5.	Address of Principal Executive Office (include No. & Street, City, State, Zip Code):
Three Canal Plaza, Suite 600
Portland, Maine 04101
6.	Name, address, and telephone number of individual the Commission staff should contact with any questions regarding this form:
Dennis Mason
Atlantic Fund Administration, LLC
Three Canal Plaza, Suite 600
Portland, ME 04101
(207) 347-2055
7.
Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.3 Ia-l, .3 1a-2]:

Chou America Management Inc.
110 Sheppard Ave., East Suite 301, Box 18
Toronto, Ontario Canada M2N 6Y8
416-214-0675
Atlantic Fund Administration, LLC and Atlantic Shareholder Services, LLC
Three Canal Plaza, Suite 600
Portland, ME 04101
207- 347-2055
Rafferty Capital Markets, LLC
1010 Franklin Avenue, Suite 300A
Garden City, New York 11530
516-535-3818

MUFG Union Bank , N.A.
350 California Street, San Francisco, CA 94104
415-705-7200
NOTE: Once de registered, a fund is still required to maintain and preserve the records described in rules 31a-l and 31a-2for the periods specified in those rules.
8.	Classification of fund (check only one):
[X] Management company; [ ] Unit investment trust; or [ ] Face-amount certificate company.
9.	Subclassification if the fund is a management company (check only one):
[X] Open-end [] Closed-end
10.	State law under which the fund was organized or formed (e.g., Delaware, Massachusetts):
Delaware
11.	Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund's contracts with those advisers have been terminated:
Chou America Management Inc.
110 Sheppard Ave., East Suite 301, Box 18
Toronto, Ontario Canada M2N 6Y8

12.	Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those underwriters have been terminated:
Rafferty Capital Markets, LLC
1010 Franklin Avenue, Suite 300A
Garden City, New York 11530

13.	If the fund is a unit investment trust ("UlT") provide:
(a) Depositor's name(s) and addressees):
N/A
(b) Trustee's name(s) and address(es):
N/A
14.	Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?
[] Yes [X] No
If Yes, for each UIT state: N/A
Name(s):
File No.:
Business Address:
15.	(a) Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?
[X] Yes [] No
If Yes, state the date on which the board vote took place:
June 5, 2019 and June 28, 2019
If No, explain: N/A
(b) Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?
[] Yes [X] No
If Yes, state the date on which the shareholder vote took place: N/A
If No, explain:
The Trust’s Trust Instrument dated March 1, 2010, as amended May 15, 2010, provides that the Trustees may without any shareholder approval at any time sell and convert into money all or substantially all of the assets of the Trust or the assets belonging to any affected series. The Trust Instrument further provides that upon making reasonable provisions for the payment of all know liabilities of the Trust or an affected series, the Trustees shall distribute the remaining proceeds or assets ratably among the shareholders of the Trust or any affected series. Upon completion of the distribution of the remaining proceeds or assets, the Trust or an affected series shall terminate and the Trustees and the Trust shall be discharged of any and all further liabilities and duties under the Trust Instrument and the right, title and interest of all parties therein shall be cancelled and discharged.
The Board of Trustees approved a Plan of Liquidation and Dissolution of the Trust, as amended and restated, and, based on recommendations from the Trust’s investment adviser, determined that it was in the best interests of the series and their shareholders to liquidate and dissolve the Trust and the series.  The Trust consists of the following series, the Chou Opportunity Fund and the Chou Income Fund.
II. Distributions to Shareholders
16.	Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?
[X] Yes [] No
(a) If Yes, list the date(s) on which the fund made those distributions:
July 31, 2019
 (b) Were the distributions made on the basis of net assets?
[X] Yes [] No
(c) Were the distributions made pro rata based on share ownership?
[X] Yes [] No
(d)	If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated: N/A
(e)	Liquidations only:
Were any distributions to shareholders made in kind?
[] Yes [X] No
If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders: N/A
17.	Closed-end funds only: N/A
Has the fund issued senior securities?
[] Yes [] No
If Yes, describe the method of calculating payments to senior security holders and distributions to other shareholders:
18. Has the fund distributed all of its assets to the fund's shareholders?
[X] Yes [] No
If No,
(a) How many shareholders does the fund have as of the date this form is filed? N/A

(b) Describe the relationship of each remaining shareholder to the fund: N/A
19. Are there any shareholders who have not yet received distributions in complete liquidation of their interests?
[] Yes [X] No
If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders: N/A
III. Assets and Liabilities
20. Does the fund have any assets as of the date this form is filed?
(See question 18 above)
[] Yes [X] No
If Yes,
(a) Describe the type and amount of each asset retained by the fund as of the date this form is filed: N/A
(b) Why has the fund retained the remaining assets? N/A
(c) Will the remaining assets be invested in securities? N/A
[] Yes [] No
21.	Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?
[X] Yes [X] No
If Yes,
(a) Describe the type and amount of each debt or other liability: N/A
(b) How does the fund intend to pay these outstanding debts or other liabilities?  N/A

IV. Information About Event(s) Leading to Request For Deregistration
22. (a) List the expenses incurred in connection with the Merger or Liquidation:
(i) Legal expenses: $9,959.38
(ii) Accounting expenses: $0
(iii) Other expenses (list and identify separately):
Custody expenses: $3,333.32
Out of Pocket expenses: $13,140.14
Tax and audit expenses: $6,000.00

(iv) Total expenses (sum of lines (i)-(iii) above): $32,432.84
(b) How were those expenses allocated? Pro-rata, based on Trust assets prior to the liquidation.
(c) Who paid those expenses?
Liquidation expenses were reimbursed by the Trust’s Investment Adviser at the time of the Trust’s Liquidation.
 (d) How did the fund pay for unamortized expenses (if any)?
Unamortized expenses at liquidation were reimbursed by the Trust’s Investment Adviser.
23.	Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?
[] Yes [X] No
If Yes, cite he release numbers of the Commission's notice and order or, if no notice or order has been issued, the file number and date the application was filed:
V. Conclusion of Fund Business
24.	Is the fund a party to any litigation or administrative proceeding?
[] Yes [X] No
If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation: N/A
25.	Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?
[] Yes [X] No
If Yes, describe the nature and extent of those activities: N/A
VI. Mergers Only N/A
26. (a) State the name of the fund surviving the Merger:
(b) State the Investment Company Act file number of the fund surviving the Merger:
(c) If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:
(d) If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

VERIFICATION
The undersigned states that (i) he has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of Chou America Mutual Funds, (ii) he is the Secretary of Chou America Mutual Funds, and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F are true to the best of his knowledge, information, and believe.

(Signature)

/s/Gino Malaspina
Gino Malaspina
Secretary
Chou America Mutual Funds